Exhibit 20.4




FROM:     R. Wayne Diesel, President and CEO  (518/785-2334)

DATE:     May 16, 1996


FOR IMMEDIATE RELEASE


LATHAM, N.Y. Mechanical Technology Incorporated (MTI) announced that, at its Annual Shareholders' Meeting held at Company headquarters in Latham, New York, today, four incumbent directors were re-elected and two new members were elected to its Board of Directors.

Re-elected were Harry Apkarian, R. Wayne Diesel, Stanley I. Landgraf and E. Dennis O'Connor. The new members of the Board of Directors are George C. McNamee and Alan P. Goldberg, Co-chief Executive Officers of First Albany Companies, Inc., which recently became MTI's largest shareholder (with 29% of outstanding shares) upon its purchase of shares previously owned by United Community Insurance Corporation, a subsidiary of Lawrence Insurance Group which is undergoing a court-ordered liquidation.

Shareholders also ratified the re-election of Coopers & Lybrand as auditors for fiscal year 1996.

At its organizational meeting following the Shareholder meeting, the newly constituted Board of Directors elected George C. McNamee as its Chairman, and re-elected R. Wayne Diesel as President and Chief Executive Officer. The Board also voted to expand the number of directors from 6 to 7, and elected Beno Sternlicht of Niskayuna and a co-founder of the Company to fill the newly created position.

MTI provides contract technology development and engineering services and is a manufacturer of advanced products for the test and measurement markets. The Company was founded in 1961 and is headquartered in Latham, New York. The Company's stock trades in the Over the Counter Market and is listed under the symbol MTIX on NASD's OTC Electronic Bulletin Board.


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